UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMarin Pharmaceutical Inc.

File No. 000-26727 - CF#35330

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BioMarin Pharmaceutical Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2017, as amended on November 13, 2017.

Based on representations by BioMarin Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through April 12, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary